FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025
Commission File Number: 001-32458

DIANA SHIPPING INC.
(Translation of registrant's name into English)
Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a press release dated February 12, 2025, of Diana Shipping Inc. (the "Company"), announcing that, through a separate wholly-owned subsidiary, it has signed, through a separate wholly-owned subsidiary, a Memorandum of Agreement to sell to an unaffiliated third party, the 2010-built Post-Panamax vessel “Alcmene.” The Company also announced that, through a separate wholly-owned subsidiary, it has entered into a time charter contract with SwissMarine Pte. Ltd., Singapore, for one of its Newcastlemax dry bulk vessels, the m/v San Francisco.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statements on Form F-3 (File Nos. 333-266999 and 333-280693) that were filed with the U.S. Securities and Exchange Commission and became effective on September 16, 2022, and September 9, 2024, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA SHIPPING INC.
(registrant)

Dated: February 12, 2025	By:	/s/ Anastasios Margaronis
Anastasios Margaronis
President

Exhibit 99.1

Corporate Contact:
Ioannis Zafirakis
Director, Co-Chief Financial Officer,
Chief Strategy Officer,
Treasurer and Secretary
Telephone: + 30-210-9470-100
Email: izafirakis@dianashippinginc.com
Website: www.dianashippinginc.com
X: @Dianaship
For Immediate Release
Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

DIANA SHIPPING INC. ANNOUNCES THE SALE
OF A POST-PANAMAX DRY BULK VESSEL, THE M/V ALCMENE,
AND THE DIRECT CONTINUATION OF TIME CHARTER CONTRACT
FOR M/V SAN FRANCISCO WITH SWISSMARINE

ATHENS, GREECE, February 12, 2025 – Diana Shipping Inc. (NYSE: DSX), (the “Company”), a global shipping company specializing in the ownership and bareboat charter-in of dry bulk vessels, today announced that it has signed, through a separate wholly-owned subsidiary, a Memorandum of Agreement to sell to an unaffiliated third party, the 2010-built Post-Panamax vessel “Alcmene”, with delivery to the buyer latest by March 7, 2025, for a sale price of approximately US$11.9 million before commissions.

The Company also announced that, through a separate wholly-owned subsidiary, it has entered into a time charter contract with SwissMarine Pte. Ltd., Singapore, for one of its Newcastlemax dry bulk vessels, the m/v San Francisco. The gross charter rate is US$26,000 per day, minus a 5.00% commission paid to third parties, for a period until minimum October 25, 2026 up to maximum December 25, 2026. The new charter period is expected to commence on February 27, 2025. The m/v San Francisco is currently chartered, as previously announced, at a gross charter rate of US$22,000 per day, minus a 5.00% commission paid to third parties.

The “San Francisco” is a 208,006 dwt Newcastlemax dry bulk vessel built in 2017.

The employment extension of “San Francisco” is anticipated to generate approximately US$15.55 million of gross revenue for the minimum scheduled period of the time charter.

Upon completion of the aforementioned sale, Diana Shipping Inc.’s fleet will consist of 37 dry bulk vessels (4 Newcastlemax, 8 Capesize, 4 Post-Panamax, 6 Kamsarmax, 6 Panamax and 9 Ultramax). The Company also expects to take delivery of two methanol dual fuel new-building Kamsarmax dry bulk vessels by the second half of 2027 and the first half of 2028, respectively. As of today, the combined carrying capacity of the Company’s fleet, including the m/v Alcmene and excluding the two vessels not yet delivered, is approximately 4.2 million dwt with a weighted average age of 11.37 years. A table describing the current Diana Shipping Inc. fleet can be found on the Company’s website, www.dianashippinginc.com. Information contained on the Company’s website does not constitute a part of this press release.

About the Company

Diana Shipping Inc. is a global provider of shipping transportation services through its ownership and bareboat charter-in of dry bulk vessels. The Company’s vessels are employed primarily on short to medium-term time charters and transport a range of dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, Company management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, including risks associated with the continuing conflict between Russia and Ukraine and related sanctions, potential disruption of shipping routes due to accidents or political events, including the escalation of the conflict in the Middle East, vessel breakdowns and instances of off-hires and other factors. Please see the Company’s filings with the U.S. Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The Company undertakes no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.